

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05045437

February 18, 2005

Michael R. Peterson
The Goodyear Tire & Rubber Company
Law Department
1144 East Market Street
Akron, OH 44316-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/18/2005

Re: The Goodyear Tire & Rubber Company
Incoming letter dated December 27, 2004

Dear Mr. Peterson:

This is in response to your letters dated December 27, 2004 and January 20, 2005 concerning the shareholder proposal submitted to Goodyear by Edward P. Olson. We also have received letters on the proponent's behalf dated January 7, 2005, January 14, 2005, January 21, 2005 and January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB 2 3 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

The Goodyear Tire & Rubber Company

Akron, Ohio 44316 - 0001

LAW DEPARTMENT

December 27, 2004

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Edward P. Olson for Inclusion in The Goodyear Tire & Rubber Company 2005 Proxy Statement

Dear Sir or Madam:

The Goodyear Tire & Rubber Company ("Goodyear") has received three proposals seeking to declassify Goodyear's Board of Directors, two of which has since been withdrawn by the respective proponents. The remaining proposal, submitted by Mr. Edward P. Olson (hereinafter the "Olson Proposal") was received by Goodyear on October 26, 2004 (Exhibit A). Mr. Olson has appointed Mr. John Chevedden to act on his behalf with respect to the proposal. Mr. Chevedden is also the designated agent for another shareholder proposal received by Goodyear. The Olson Proposal, like the two proposals that have been withdrawn, seeks to have Goodyear implement the annual election of Directors. Although Goodyear has taken steps to substantially implement the Olson Proposal, Mr. Chevedden has not agreed to withdraw the proposal. Accordingly, we request confirmation that the staff will not recommend enforcement action if Goodyear excludes the proposal pursuant to Rule 14a-8(i)(10). In addition, Mr. Olson has not substantiated ownership of the requisite number of Goodyear securities pursuant to the requirements of Rule 14a-8(b). As such, Mr. Olson has not complied with the procedural requirements of Rule 14a-8.

Background

In 2002 and 2003, Goodyear received non-binding shareholder proposals calling for declassification of Goodyear's Board of Directors ("Board"). After each of the 2002 and 2003 annual meetings of shareholders at which these proposals were submitted, Goodyear undertook a review of its classified Board structure. In response to the three proposals received in the fall of 2004, the Board revisited this review. As a result of this review, Goodyear's Board adopted a resolution pursuant to which the Board will submit to shareholders a binding resolution to declassify Goodyear's Board at Goodyear's 2005 annual meeting ("Board Proposal"). Declassification requires an amendment to Goodyear' Code of Regulations, which, under Ohio law, requires an affirmative vote of a majority of Goodyear's outstanding shares. If the Board Proposal is approved by shareholders, all Goodyear Directors will be subject to annual election beginning in 2006. The Board has determined not to make any recommendation with respect to the Board Proposal, but believes that the action it has taken is an appropriate response to the shareholder concerns expressed in the declassification proposals.

Basis for Exclusion Pursuant to Rule 14a-8(i)(10): Goodyear has Already Substantially Implemented the Proposals.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has already been substantially implemented by the company. If the Board Proposal is approved by the shareholders, the appropriate Goodyear personnel must take the steps necessary to change Goodyear's Code of Regulations and declassify the Board. The result will be the same result requested by the Olson Proposal. Therefore, the proposal has been substantially implemented.

There is ample precedent supporting our request to exclude the proposal. *See* Weyerhaeuser Company (March 8, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board planned to submit for shareholder approval an amendment to its Articles of Incorporation to declassify its board, despite the board's recommendation to vote against the amendment); SBC Communications Inc. (Jan. 9, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board had approved an amendment to the company's bylaws to eliminate the classified structure and would be submitting such amendment to the company's shareholders at the annual meeting, as required by the company's Certificate of Incorporation); KeyCorp (Mar. 13, 2002) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the company itself would be including a binding proposal to declassify the board in the company's proxy statement, despite the board's recommendation that shareholders vote against the company's proposal).

The Olson Proposal may be properly excluded from Goodyear's 2004 proxy materials because it has been substantially implemented by the Board Proposal. Goodyear must receive shareholder approval in order to declassify the Board and shareholders will be provided the opportunity to give that approval Goodyear's 2005 Annual Meeting. As a result, the proposal has been rendered moot. We, therefore, request that the staff confirm it will not recommend enforcement action, if the proposal is not included in Goodyear's 2005 proxy materials. It should be noted that the proponents of two similar declassification proposals have withdrawn their proposals in light of the Board Proposal.[1]

Additional Basis for Exclusion: Failure to Satisfy to Procedural Requirements of Rule 14a-8.

At the time the Olson Proposal was received by Goodyear, Mr. Olson's ownership of the requisite number of shares of Goodyear common stock was not substantiated and the proposal merely noted "[v]erification of stock ownership will be forwarded." Goodyear apprised Mr. Olson's designated agent, Mr. John Chevedden, of this deficiency by letter dated November 1, 2004 (Exhibit E). This letter noted, in pertinent part:

> Because Mr. Olson does not appear as a shareholder in the company records, in order to be eligible to submit a proposal, he was required to provide proof of ownership at the time the proposal was submitted. Because no such proof was submitted with the proposal, Mr. Olson's proposal is procedurally defective. This does not appear to be a defect that may be cured. However, you have 14 days from receipt of this letter to respond to this eligibility deficiency.

Although the November 1, 2004, letter was sent Registered Mail –Return Receipt Requested to the address for Mr. Chevedden provided in the Olson Proposal, the Postal Service returned the letter undelivered. The letter was then faxed to Mr. Chevedden on November 19, 2004 (Exhibit F). In response to the letter, Mr. Chevedden faxed a letter dated December 3, 2004 (Exhibit G), to Goodyear stating "Ms. Eve King . . . can confirm Edward P. Olson's ownership of no less than $2,000 of company stock for no less than 14 continuous months as of today, exceeding the Rule 14a-8 requirement." This reply does not substantiate Mr. Olson's security ownership in manner permitted by Rule 14a-8(b). Rule 14a-8(b) provides that the proponent may establish eligibility by providing a written statement from the record holder of the securities verifying that the shareholder has owned the securities at issue continuously for one year as of the time the shareholder submits the proposal. Further, Staff Legal Bulletin 14 notes at C.c.(1) that the "written statement must be from the record holder of the shareholder's securities." A written statement from the proponent's designee stating that another individual can confirm the requisite security ownership of a proponent does not comply with this requirement. As a result, the deficiency noted by Goodyear in its letter dated November 1, 2004 and fax of November 19, 2004 was not cured within 14 days as required. We, therefore, request that the staff confirm it will not recommend enforcement action, if the Olson Proposal is not included in Goodyear's 2005 proxy materials for failure to adequately address the procedural requirements of Rule 14a-8.

Pursuant to Rule 14a-8(j), we are including six copies of this letter, as well as the Olson Proposal. A copy of this letter is also being simultaneously sent to Mr. Olson's designated agent, Mr. John Chevedden. We anticipate printing Goodyear's 2005 proxy materials on or about

[1] Attached as Exhibits B, C and D are emails dated December 20, 2004, December 21, 2004 and December 22, 2004 between Goodyear and Mr. Chevedden discussing the potential withdrawal of the Olson Proposal. Exhibit C, an email from Mr. Chevedden, lists seven conditions for the withdrawal of the Olson Proposal. Aside from the first condition, each of the conditions goes beyond what was requested of Goodyear in the original proposal. In particular, condition 3 is inconsistent with the Board's decision to maintain a neutral position with respect to the declassification proposal.

March 21, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. If you have any questions, please contact me at (330) 796-4141.

Regards,



Michael R. Peterson

cc: Mr. John Chevedden

Exhibit A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. C. Thomas Harvie, Corporate Secretary
Goodyear Tire & Rubber Company (The)
1144 E Market St.
Akron OH 44316
PH: 330 796-2121
FX: 330 796-2222

Dear Mr. Harvie,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson

10/25/04
Date

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 67% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock or an exchange for stock in a more valuable company.
- Goodyear Director John Breen was designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Breen is the chairperson of the committee that set executive compensation at MeadWestvaco Corporation, which received a CEO Compensation rating of "F" by TCL.
- "Problem director" Mr. Breen also sits on two of our key committees – audit and compensation – accountability concern.
- Directors were still allowed to participate in a $1 million per director Charitable Award Program – independence concern.
- Two directors were allowed to own zero (0) shares of stock – commitment concern.
- One zero-share director was on our key audit committee.
- Two zero-share directors were on our key nominating committee.
- Three directors were allowed to hold from 4 to 5 director seats each – over-extension concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

Exhibit B



Mike Peterson/NA/GDYR
12/20/2004 04:01 PM

To J <olmsted7p@earthlink.net>@GOODYEARNET
cc
bcc
Subject Declassification Proposal



Dear Mr. Chevedden: This is to confirm our discussion earlier today regarding the proposal submitted by Mr. Edward P. Olson dated October 25, 2004. Mr. Olson's proposal was the third proposal received by Goodyear this year requesting that the Board of Directors be declassified. In light of the interest in this issue, and given the fact that Goodyear received similar proposals in 2002 and 2003, Goodyear's Board has determined to place a **binding** declassification proposal in the 2005 Proxy Statement. The proposal would be in the form of a proposed amendment to Goodyear's Code of Regulations. Under Ohio law and Goodyear's governing documents, the proposal would need the affirmative vote of a majority of the votes outstanding to pass. Assuming the amendment passes, in 2006 all directors would be subject to annual election. Given the above, I would greatly appreciate your confirming that Mr. Olson's proposal will be withdrawn.

Also, as we discussed, I would ask that you keep this information confidential until the Company issues a press release regarding this matter.

Regards,

Mike Peterson

Michael R. Peterson
The Goodyear Tire & Rubber Company
Law Department
1144 East Market Street
Akron, Ohio 44316-0001
Phone (330) 796-4141
Fax (330) 796-8836
mike_peterson@goodyear.com

Note: This message may contain information that is confidential or legally privileged. If you are not the intended recipient, please advise the sender by reply e-mail that this message has been transmitted to you and delete this e-mail from your system. Thank you for your cooperation.



J <olmsted7p@earthlink.net>
12/21/2004 11:23 AM

To <mike_peterson@goodyear.com>
cc
bcc
Subject Declassification Proposal Adoption

History: This message has been replied to and forwarded.

Mr. Michael Peterson
Goodyear Tire & Rubber Company (GT)

Mr. Peterson,

Thank you for the positive steps on the management declassification proposal.

We hope that the Goodyear Tire & Rubber Company considers this a positive response.

If Goodyear agrees with the following items within the next 7-days we will withdraw the rule 14a-8 proposal submitted for the 2005 annual meeting:
1) The management binding declassification proposal will be included in the May 2005 Proxy Statement. The proposal will be in the form of a proposed amendment to Goodyear's Code of Regulations.
2) The company believes that it can obtain the affirmative vote from 50%, plus one vote, of the outstanding shares required to amend Goodyear's Code of Regulations.
3) The company will closely monitor incoming votes and if necessary will solicit shares which are slow in casting ballots in such a manner as to easily exceed the 50% plus one-vote requirement.
4) Items 1, 2, and 3 will be announced in a filing with the SEC.
5) This filing will state that the three rule 14a-8 proposals on this same topic for the 2005 annual meeting are now withdrawn.
6) The effective date of the withdrawal of Mr. Olson's rule 14a-8 proposal will be the date of this filing with the SEC.

Thank you for your consideration.

Sincerely,
John Chevedden

cc: Edward P. Olson

Exhibit D



Mike Peterson/NA/GDYR
12/22/2004 04:41 PM

To J <olmsted7p@earthlink.net>@GOODYEARNET
cc
bcc
Subject Re: Declassification Proposal Adoption



Dear Mr. Chevedden: I just wanted to check in to see if you had a response to my voice mail of yesterday. The bottom line is that the Board has taken the necessary steps under Ohio law to implement the annual election of directors. In Ohio, only the shareholders may vote on such a change. If the shareholders approve the amendment to the Code of Regulations set forth in the 2005 proxy statement all directors will be subject to annual election in 2006 as requested in Mr. Olson's proposal. Based on the Board's action, the other proponents have indicated that they will withdraw their proposals. Please let me know if you intend to withdraw as well. I think it is clear that the Company has substantially implemented the proposal. I would appreciate it if you would let me know whether or not you agree. If I do not hear back from you I plan to send the SEC a no action request tomorrow.

Regards,

Mike Peterson

Michael R. Peterson
The Goodyear Tire & Rubber Company
Law Department
1144 East Market Street
Akron, Ohio 44316-0001
Phone (330) 796-4141
Fax (330) 796-8836
mike_peterson@goodyear.com

Note: This message may contain information that is confidential or legally privileged. If you are not the intended recipient, please advise the sender by reply e-mail that this message has been transmitted to you and delete this e-mail from your system. Thank you for your cooperation.

Exhibit E

The Goodyear Tire & Rubber Company

Akron, Ohio 44316 - 0001

LAW DEPARTMENT

November 1, 2004

Registered Mail - Return Receipt Requested

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal submitted by
Edward P. Olson

Dear Mr. Chevedden:

This letter is in response to the letter of Mr. Olson, received October 29, 2004, to Mr. Keegan submitting a shareholder proposal for inclusion in the proxy statement of The Goodyear Tire & Rubber Company for its 2005 annual meeting of shareholders. In accordance with the request of Mr. Olson, I am sending this letter, and will direct all future correspondence, to you.

The requirements for submitting shareholder proposals are set forth at Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The eligibility requirements for submitting a shareholder proposal are set forth in Rule 14a-8(b). That rule states that a proponent may demonstrate that he meets the stock ownership eligibility requirements in one of two ways. First, if the proponent's name appears in the company's records as a shareholder, the company can verify the proponent's eligibility on its own. However, if the proponent is not a registered holder, the proponent must prove his eligibility at the time the proposal is submitted by providing a written statement from the record holder verifying the ownership requirements. Because Mr. Olson does not appear as a shareholder in the company records, in order to be eligible to submit a proposal, he was required to provide proof of ownership at the time the proposal was submitted. Because no such proof was submitted with the proposal, Mr. Olson's proposal is procedurally defective. This does not appear to be a defect that may be cured. However, you have 14 days from receipt of this letter to respond to this eligibility deficiency.

Please also note that Mr. Olson's proposal is the third proposal the Company has received concerning the classified board. As a result, even if the eligibility requirements were met, it is likely that the proposal would be subject to exclusion under one or more bases under Rule 14a-8(i).

Please do not hesitate to call me at 330-796-4141 if you have any questions.

Very truly yours,



Michael R. Peterson

cc: C T Harvie
Senior Vice President, General Counsel and Secretary

Exhibit F

HP LaserJet 4100 MFP

GOODYEAR TIRE & RUBBER LAW DEPT
3307968836
11/19/2004 02:15 PM

Fax Call Report

Job	Date/Time	Type	Identification	Duration	Pages	Result
5248	11/19 02:13 PM	Send	83103717872	01'18	3	OK

THE GOODYEAR TIRE & RUBBER COMPANY
LAW DEPARTMENT
1144 East Market Street
Akron, OH 44316-0001

FACSIMILE TRANSMISSION COVER SHEET

Date: **November 19, 2004**

To: **Mr. John Chevedden**

Telecopy Number Called: (310) 371-7872)

From: **M R Peterson**
Attorney
Law Department
Phone: (330) 796-4141
Fax: (330) 796-8836

NUMBER OF PAGES (Including Cover Sheet): 3

Message:

On November 1, 2004, we sent the attached letter to you via registered mail. To date we have not received confirmation that you have received the letter. As a result, please find attached a copy of the letter regarding Mr. Olson's proposal. Please note that Mr. Olson's proposal is the third proposal that Goodyear has received concerning the classified board.

Please call me if you have any questions regarding this matter.

Confidentiality Note

This transmittal is strictly intended for delivery only to the person listed above. It may contain confidential or privileged information, the disclosure of which is prohibited. If you have received this facsimile and are not the intended recipient, you are hereby notified that the copying, distribution, or other unauthorized use of this communication is prohibited. If you have received this communication in error, please notify us immediately by telephone to arrange for the return of the document.

The Goodyear Tire & Rubber Company

Akron, Ohio 44316-0001

LAW DEPARTMENT

November 1, 2004

Registered Mail - Return Receipt Requested

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal submitted by
Edward P. Olson

Dear Mr. Chevedden:

This letter is in response to the letter of Mr. Olson, received October 29, 2004, to Mr. Keegan submitting a shareholder proposal for inclusion in the proxy statement of The Goodyear Tire & Rubber Company for its 2005 annual meeting of shareholders. In accordance with the request of Mr. Olson, I am sending this letter, and will direct all future correspondence, to you.

The requirements for submitting shareholder proposals are set forth at Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The eligibility requirements for submitting a shareholder proposal are set forth in Rule 14a-8(b). That rule states that a proponent may demonstrate that he meets the stock ownership eligibility requirements in one of two ways. First, if the proponent's name appears in the company's records as a shareholder, the company can verify the proponent's eligibility on its own. However, if the proponent is not a registered holder, the proponent must prove his eligibility at the time the proposal is submitted by providing a written statement from the record holder verifying the ownership requirements. Because Mr. Olson does not appear as a shareholder in the company records, in order to be eligible to submit a proposal, he was required to provide proof of ownership at the time the proposal was submitted. Because no such proof was submitted with the proposal, Mr. Olson's proposal is procedurally defective. This does not appear to be a defect that may be cured. However, you have 14 days from receipt of this letter to respond to this eligibility deficiency.

Please also note that Mr. Olson's proposal is the third proposal the Company has received concerning the classified board. As a result, even if the eligibility requirements were met, it is likely that the proposal would be subject to exclusion under one or more bases under Rule 14a-8(i).

Please do not hesitate to call me at 330-796-4141 if you have any questions.

Very truly yours,



Michael R. Peterson

cc: C T Harvie
Senior Vice President, General Counsel and Secretary

December 3, 2004

Mr. Michael Peterson
Goodyear Tire & Rubber Company
1144 E Market St.
Akron OH 44316
PH: 330 796-2121
FX: 330 796-8836
FX: 330 796-2222

Dear Mr. Peterson,

Ms. Eve King <Eve.King@wedbush.com> can confirm Edward P. Olson's ownership of no less than $2000 of company stock for no less than 14 continuous months as of today, exceeding the Rule 14a-8 requirement. Please telephone me on December 3, 2004 if there is any question.

Sincerely,



John Chevedden
PH: 310-371-7872

cc: Edward P. Olson

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Goodyear Tire & Rubber Company (GT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: Edward P. Olson

Ladies and Gentlemen:

This Rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

It is disingenuous for the company to argue that it should get premature credit for a future result for which it has only taken some initial steps. Additionally the board acknowledges less than full commitment to a key subsequent step. The company is confusing the initial steps of an attempt with a result. This would be similar for the company to claim that it met Sarbanes-Oxley requirements simply because it took some steps to do so. The company appears to be asking that the scoreboard show a 6-point touchdown (result) simply because it made an initial step – a first-down.

It is disingenuous and a blatant lack of company commitment that "The Board has determined not to make any recommendation with respect to the Board Proposal [on annual election of each director] ..." The Board's recommendation may be the tipping point on whether the topic of the shareholder proposal is adopted or not.

The company is arguing that initial actions, that are not followed by reasonable intermediate actions, should be awarded real-time credit for a final result that would still be in doubt.

The company asks for premature credit for a doubtful result when it commits to no more than offering shareholders the "opportunity" to approve the topic of this proposal. An "opportunity" is not a result. It seems guaranteed that the company will not solicit shareholders to obtain their approval when this may be a reasonable step if one were to make a good faith attempt to obtain the key shareholder approval needed.

The company position on another issue may be thinly supported and leaves room for ambiguity. For instance the company claims that under a certain circumstance "Goodyear personnel must ... declassify the Board." However the company does not explain why it must then "declassify" nor does the company commit to declassify in case the source of the company's "must" rule changes.

According to the company no action request letter the company did not comply with the verification of ownership text from SLB No. 14 (emphasis added):

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines. ...

If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, *it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal.* The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

The company states that it received the proposal on October 29, 2004 and the proof of ownership request was "faxed to Mr. Chevedden on November 19, 2004." Thus the company exceeded the above 14-day requirement by approximately one-week.

Additionally the company's letter was misleading by creating the impression that the company sought to discourage an appropriate reply. The company's misleading text is, "This ["proof of ownership"] does not appear to be a defect that may be cured."

The company did not submit a letter questioning the broker verification of stock ownership by Ms. Eve King in spite of the expressed solicitation of any such question.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Edward P. Olson
Michael Peterson

The Goodyear Tire & Rubber Company

Akron, Ohio 44316-0001

LAW DEPARTMENT

November 1, 2004

Registered Mail - Return Receipt Requested

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal submitted by
Edward P. Olson

Dear Mr. Chevedden:

This letter is in response to the letter of Mr. Olson, received October 29, 2004, to Mr. Keegan submitting a shareholder proposal for inclusion in the proxy statement of The Goodyear Tire & Rubber Company for its 2005 annual meeting of shareholders. In accordance with the request of Mr. Olson, I am sending this letter, and will direct all future correspondence, to you.

The requirements for submitting shareholder proposals are set forth at Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.



The eligibility requirements for submitting a shareholder proposal are set forth in Rule 14a-8(b). That rule states that a proponent may demonstrate that he meets the stock ownership eligibility requirements in one of two ways. First, if the proponent's name appears in the company's records as a shareholder, the company can verify the proponent's eligibility on its own. However, if the proponent is not a registered holder, the proponent must prove his eligibility at the time the proposal is submitted by providing a written statement from the record holder verifying the ownership requirements. Because Mr. Olson does not appear as a shareholder in the company records, in order to be eligible to submit a proposal, he was required to provide proof of ownership at the time the proposal was submitted. Because no such proof was submitted with the proposal, Mr. Olson's proposal is procedurally defective. This does not appear to be a defect that may be cured. However, you have 14 days from receipt of this letter to respond to this eligibility deficiency.

Please also note that Mr. Olson's proposal is the third proposal the Company has received concerning the classified board. As a result, even if the eligibility requirements were met, it is likely that the proposal would be subject to exclusion under one or more bases under Rule 14a-8(i).

Please do not hesitate to call me at 330-796-4141 if you have any questions.

Very truly yours,



Michael R. Peterson

cc: C T Harvie
Senior Vice President, General Counsel and Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 67% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock or an exchange for stock in a more valuable company.
- Goodyear Director John Breen was designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Breen is the chairperson of the committee that set executive compensation at MeadWestvaco Corporation, which received a CEO Compensation rating of "F" by TCL.
- "Problem director" Mr. Breen also sits on two of our key committees – audit and compensation – accountability concern.
- Directors were still allowed to participate in a $1 million per director Charitable Award Program – independence concern.
- Two directors were allowed to own zero (0) shares of stock – commitment concern.
- One zero-share director was on our key audit committee.
- Two zero-share directors were on our key nominating committee.
- Three directors were allowed to hold from 4 to 5 director seats each – over-extension concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Goodyear Tire & Rubber Company (GT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

According to the company no action request letter the company did not comply with the verification of ownership text from SLB No. 14 (emphasis added):

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines. ...

If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, *it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal.* The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

The company states that it received the proposal on October 29, 2004 and the proof of ownership request was "faxed to Mr. Chevedden on November 19, 2004." Thus the company exceeded the above 14-day requirement by approximately one-week.

Additionally the company's letter was misleading by creating the impression that the company sought to discourage an appropriate reply. The company's misleading text is, "This ["proof of ownership"] does not appear to be a defect that may be cured."

The company did not submit a letter questioning the broker verification of stock ownership by Ms. Eve King in spite of the expressed solicitation of any such question.

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001).

SLB No. 14 states:

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice (emphasis added):

This Rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

It is disingenuous for the company to argue that it should get premature credit for a future result for which it has only taken some initial steps. Additionally the board acknowledges less than full commitment to a key subsequent step. The company is confusing the initial steps of an attempt with a result. This would be similar for the company to claim that it met Sarbanes-Oxley requirements simply because it took some steps to do so. The company appears to be asking that the scoreboard show a 6-point touchdown (result) simply because it made an initial step – a first-down.

It is disingenuous and a blatant lack of company commitment that "The Board has determined not to make any recommendation with respect to the Board Proposal [on annual election of each director] ..." The Board's recommendation may be the tipping point on whether the topic of the shareholder proposal is adopted or not.

The company is arguing that initial actions, that are not followed by reasonable intermediate actions, should be awarded real-time credit for a final result that would still be in doubt.

The company asks for premature credit for a doubtful result when it commits to no more than offering shareholders the "opportunity" to approve the topic of this proposal. An "opportunity" is not a result. It seems guaranteed that the company will not solicit shareholders to obtain their approval when this may be a reasonable step if one were to make a good faith attempt to obtain the key shareholder approval needed.

The company position on another issue may be thinly supported and leaves room for ambiguity. For instance the company claims that under a certain circumstance "Goodyear personnel must … declassify the Board." However the company does not explain why it must then "declassify" nor does the company commit to declassify in case the source of the company's "must" rule changes.

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. Mr. Olson's qualifying stock ownership is verified by the attached broker letter. For all the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Edward P. Olson
Michael Peterson

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com



WEDBUSH MORGAN SECURITIES

Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 67% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock or an exchange for stock in a more valuable company.
- Goodyear Director John Breen was designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Breen is the chairperson of the committee that set executive compensation at MeadWestvaco Corporation, which received a CEO Compensation rating of "F" by TCL.
- "Problem director" Mr. Breen also sits on two of our key committees – audit and compensation – accountability concern.
- Directors were still allowed to participate in a $1 million per director Charitable Award Program – independence concern.
- Two directors were allowed to own zero (0) shares of stock – commitment concern.
- One zero-share director was on our key audit committee.
- Two zero-share directors were on our key nominating committee.
- Three directors were allowed to hold from 4 to 5 director seats each – over-extension concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Goodyear Tire & Rubber Company (GT)
Shareholder Position on Company No-Action Request, Part 3
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Edward P. Olson

Ladies and Gentlemen:

This is additional support for inclusion of this rule 14a-8 proposal.

Scuttle an Issue

This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook,* 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

It is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Edward P. Olson
Michael Peterson

PUGET SOUND Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

© 2004 American City Business Journals Inc.

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The Goodyear Tire & Rubber Company

Akron, Ohio 44316 – 0001

LAW DEPARTMENT

January 20, 2005


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. 152 SECTION

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Edward P. Olson for Inclusion in The Goodyear Tire & Rubber Company 2005 Proxy Statement (the "Olson Proposal")

Dear Sir or Madam:

This letter responds to Mr. John Chevedden's letter, dated January 7, 2005 concerning The Goodyear Tire & Rubber Company's ("Goodyear's") no action request to the staff dated December 27, 2004. Goodyear's request to omit the Olson Proposal is discussed at length in Goodyear's December 27th letter, the details of which are incorporated in this letter.

As set forth in the December 27th letter, Goodyear's Board of Directors will submit to shareholders a binding resolution to declassify Goodyear's Board at the Company's 2005 annual meeting (the "Board Proposal"). Mr. Chevedden's letter makes much of the Board's decision to remain neutral with respect to the approval of the Board Proposal. However, Mr. Chevedden fails to address the precedent set forth in Weyerhauser Company (March 8, 2004), SBC Communications, Inc. (January 9, 2004) and KeyCorp (March 13, 2002), that the Board's recommendation, or lack thereof, is irrelevant to an analysis of whether or not a declassification proposal has been substantially implemented. It should be emphasized that Mr. Chevedden is requesting the directors do something that only the shareholders have power to do, namely amend Goodyear's Code of Regulations to require the annual election of directors. The Board Proposal will achieve the objectives of the Olson Proposal entirely if it is approved by shareholders. In short, Mr. Chevedden has offered no reason why the Olson Proposal should not be excluded as substantially implemented pursuant to Rule 14a-8(i)(10).

Additionally, Mr. Chevedden contends that the Company did not notify him of his failure to substantiate the proponent's eligibility within 14 days of the Company's receipt of the Olson Proposal as required by Rule 14a-8(f)(1). In fact, the Company took all reasonable efforts to notify Mr. Chevedden of the deficiency. As stated in the Company's December 27th letter, the Company sent a letter on November 1, 2004, via registered mail, return receipt requested, notifying Mr. Chevedden of his failure to demonstrate the proponent's share ownership as required by Rule 14a-8(b). Although Mr. Chevedden accepted delivery of a letter from the Company sent return receipt requested concerning a separate proposal on October 27, 2004, the U.S. Post Office returned the November 1st letter to the Company on November 20, 2004 stamped "UNCLAIMED" (See Exhibit A.). However, even before the letter was returned, on November 19, 2004, the letter was faxed to Mr. Chevedden to ensure that he received notice of the eligibility deficiency. To date, Mr. Chevedden has failed to remedy this deficiency and instead relies on his own failure to claim mail sent to an address provided by him as the basis for not being timely notified.

Mr. Chevedden also claims that the Company should have questioned his clearly inadequate effort to substantiate Mr. Olson's share ownership as set forth in his December 3, 2004 letter to the Company (See Exhibit G to the December 27th letter). The Company's November 1st letter, indicated that Mr. Olson's ownership should have been verified by submitting a "written statement from the record holder verifying the ownership requirements" at the time the proposal was submitted. Despite this guidance, and Mr. Chevedden's considerable shareholder proposal experience, on December 3, 2004 (14 days after receiving the November 19th fax from the Company), Mr. Chevedden submitted a statement, signed by him and not the record holder, that a third party could confirm the eligibility requirements. This letter obviously falls short of the requirements of Rule 14a-8(b). Under Rule 14a-8(f)(1), Mr. Chevedden had 14 days after receiving notice to rectify the deficiency identified by the Company. He did not do so. Mr. Chevedden's December 3rd attempt to demonstrate compliance with the eligibility requirements, which he must have known to be inadequate, did not obligate the Company to again notify him of the same deficiency identified in the Company's November 1st letter.

Based on the reasons set forth above and in the December 27th letter, Goodyear reiterates its request that the staff confirm to Goodyear that it will not recommend any enforcement action to the Commission if the Olson Proposal is omitted from Goodyear's 2005 proxy materials. A copy of this letter is also being sent to Mr. Chevedden. Please do not hesitate to call me at 330-796-4141 if you have any questions concerning the above.

Regards,



Michael R. Peterson
Attorney

MRP:csh

EXHIBIT A

GOODYEAR
M R Peterson D/822
AKRON, OHIO 44316-0001

Return Receipt Requested
United States Postal Service
REGISTERED MAIL



RB 077 160 701 US

Label 200, July 1999 (102595) 99-M-1904





UNITED STATES POSTAGE
02 1A
0004358830
NOV 02 2004
MAILED FROM ZIP CODE 44319

RETURNED TO SENDER
UNCLAIMED

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA

NAME
1st Notice
2nd Notice NOV 16 2004
Return 11-20-04

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525
7th Copy for Date-Stamp Return

January 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Goodyear Tire & Rubber Company (GT)
Shareholder Position on Company No-Action Request, Part 4
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Edward P. Olson

Ladies and Gentlemen:

Paradoxically the company January 20, 2005 letter claims that the company position should be enhanced by:

1. The company first using an unreliable means of contacting the shareholder party for verification of stock ownership.
2. Then using a reliable means after the deadline expired.

A parallel illustration is what would be the outcome if a shareholder mailed in a Rule 14a-8 proposal one week before the deadline, had it returned one week after the deadline and then faxed it to the company. It would be history.

And contrary to the company argument, if the company misses its deadline it cannot impose a 14-day deadline on the shareholder to respond to its untimely letter. Attached is the broker verification letter. For these reasons and the previously detailed reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder party have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Edward P. Olson
Michael Peterson

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com



WEDBUSH MORGAN SECURITIES
Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:



329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goodyear Tire & Rubber Company
Incoming letter dated December 27, 2004

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Goodyear may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Goodyear must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Goodyear's 2005 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Goodyear omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goodyear relies.

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser